

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

Paul Saleh
President and Chief Executive Officer
CRA International, Inc.
200 Clarendon Street
Boston
MA 02116-5092

> **Re: CRA International, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2018**
> **Filed February 28, 2019**
> **Form 10-Q for Fiscal Quarter Ended March 30, 2019**
> **Filed May 2, 2019**
> **File No. 000-24049**

Dear Mr. Saleh:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications